SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Synthetic Voting Map - Final

Ambev S.A., pursuant to CVM Ruling No. 81/22, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 30, 2026. The consolidated final synthetic voting map is provided on the tables below.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

1

Consolidated Synthetic Voting Map – Final Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
	Analyze and approve the managers’ accounts and examine discuss and vote the financial statements for the fiscal year ended on December 31, 2025.	APPROVE	14,036,639,864
		REJECT	697,982
		ABSTAIN	394,911,075
	Resolve on the allocation of net profit for the fiscal year ended December 31, 2025 and regarding the re-ratification of the amount of net profit for the fiscal year 2024 that had been allocated to the investment reserve and the tax incentive reserve at the Annual Ordinary Meeting held in 2025, in accordance with the terms of the Management Proposal.	APPROVE	14,425,459,395
		REJECT	4,558,774
		ABSTAIN	2,230,752
3.	Approve setting the number of seats of the Board of Directors at 9 effective seats and 2 alternates, for the next term, pursuant to the Management Proposal.	APPROVE	14,405,465,080
		REJECT	24,552,503
		ABSTAIN	2,231,338
4.	Election of the Board of Directors (limit of vacancies to be filled: 9) - Elect 9 effective members and 2 alternates for the Board of Directors, for a term of 3 years that will end at the Annual Ordinary Meeting to be held in 2029, as indicated by the controlling shareholders mentioned in the Management Proposal:	-	-
4.1.	Michel Dimitrios Doukeris / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)	APPROVE	12,957,662,103
		REJECT	1,464,398,233
		ABSTAIN	10,188,585
4.2.	Victorio Carlos De Marchi (effective member)	APPROVE	12,863,335,393
		REJECT	1,558,734,194
		ABSTAIN	10,179,334

2

Consolidated Synthetic Voting Map – Final Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

4.3.	Lia Machado de Matos (effective member)	APPROVE	12,904,098,941
		REJECT	1,513,457,460
		ABSTAIN	14,692,520
4.4.	Fernando Mommensohn Tennenbaum (effective member)	APPROVE	12,997,304,297
		REJECT	1,422,007,713
		ABSTAIN	12,936,911
4.5.	Fabio Colletti Barbosa (effective member)	APPROVE	12,900,431,851
		REJECT	1,517,123,977
		ABSTAIN	14,693,093
4.6.	Milton Seligman (effective member) / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)	APPROVE	12,904,119,102
		REJECT	1,515,190,449
		ABSTAIN	12,939,370
4.7.	Ricardo Manuel Frangatos Pires Moreira (effective member)	APPROVE	12,945,006,241
		REJECT	1,474,304,859
		ABSTAIN	12,937,821
4.8.	Luciana Pires Dias (effective member and Independent Member, pursuant to CVM Res. 80/22)	APPROVE	14,370,666,128
		REJECT	50,242,398
		ABSTAIN	11,340,395
4.9.	Fernanda Gemael Hoefel (effective member and Independent Member, pursuant to CVM Res. 80/22)	APPROVE	14,404,956,183
		REJECT	15,946,798
		ABSTAIN	11,345,940

3

Consolidated Synthetic Voting Map – Final Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

5.	Approve setting the number of seats of the Fiscal Council at 3 effective seats and respective alternates, for the next term, pursuant to the Management Proposal.	APPROVE	14,415,294,613
		REJECT	325,216
		ABSTAIN	16,629,092
	Election of the fiscal council separately – Common Shares Candidates to the Fiscal Council nominated by minority shareholders holding shares with voting rights (the shareholder shall complete this field if they have left the general election field blank), for the single seat of effective/alternate member (vote for only one slate):	-	-
6.1	Fabio de Oliveira Moser (effective member) / Nilson Martiniano Moreira (alternate member)	APPROVE	2,596,103,035
		REJECT	15,649,765
		ABSTAIN	244,835,758
6.2	Aristóteles Nogueira Filho (effective member) / Vasco de Freitas Barcellos Neto (alternate member)	APPROVE	211,894,473
		REJECT	76,110,535
		ABSTAIN	2,568,471,390
7	Election of the Fiscal Council by single slate Indication by the Controlling Shareholder Candidates José Ronaldo Vilela Rezende (effective member)/ Luiz Alfredo Vieira Sales (alternate member) Elidie Palma Bifano (effective member) /Eduardo Rogatto Luque (alternate member)	APPROVE	11,339,539,377
		REJECT	1,753,413
		ABSTAIN	1,570,313
8.	Determine the overall compensation of the managers for the 2026 fiscal year, pursuant to the terms set forth in the Management Proposal.	APPROVE	14,210,290,787
		REJECT	218,959,681
		ABSTAIN	2,998,453
9.	To determine the overall compensation of the Fiscal Council’s members for the year of 2025, with alternate members’ compensation corresponding to half of the amount received by the effective members, under the terms set forth in the Management Proposal.	APPROVE	14,416,809,598
		REJECT	9,840,242
		ABSTAIN	5,599,081

4

Consolidated Synthetic Voting Map – Final Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1.	Amend the heading of article 5 of the Company’s bylaws, in order to reflect the capital increases approved by the Board of Directors up to the call notice date of the Ordinary and Extraordinary Shareholders’ Meeting, within the authorized capital limit, pursuant to the Management Proposal.	APPROVE	14,701,239,270
		REJECT	733,276
		ABSTAIN	4,166,036
2.	Amend the heading of Article 22 and Articles 25 and 31, include new Article 30, and exclude Articles 26, 27, 29, 33 and 34 of the Company’s Bylaws, in order to amend the framework of statutory officers, assign a specific designation to the position of Corporate Affairs Vice President Officer, and adjust the duties of certain remaining positions, pursuant to the Management Proposal.	APPROVE	14,700,554,852
		REJECT	1,230,421
		ABSTAIN	4,353,309
3.	Amend the §3 of article 40 of the Company’s Bylaws, in order to clarify that the interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary, pursuant to the Management Proposal.	APPROVE	14,701,420,770
		REJECT	2,275,191
		ABSTAIN	2,442,621
4.	Renumber the articles and consolidate the Company’s bylaws, pursuant to the Management Proposal.	APPROVE	14,701,743,977
		REJECT	1,975,490
		ABSTAIN	2,419,115

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer